Total Pages: 8
Exhibit Index p. 3

02043302

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 7-1-02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2002

ORCKIT COMMUNICATIONS LTD.
(Translation of Registrant's Name into English)

126 Yigal Allon Street • Tel Aviv 67448 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On July 17, 2002, Orckit Communications Ltd. (the "Company") issued a press release announcing its financial results for the three month and six month periods ending June 30, 2002, and other recent developments. A copy of this press release is annexed hereto as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.
(Registrant)

By: Izhak Tamir by Neil Gold pursuant to Power of Attorney
Neil Gold for Izhak Tamir,
pursuant to authorization

Dated: July 17, 2002

The following document is attached hereto and incorporated by reference herein:

Exhibit 1 Copy of the Company's Press Release dated July 17, 2002.

The consolidated balance sheet and statement of operations data contained in the press release attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12100; and (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236.

45202677.1

Exhibit 1

Contacts:
Erez Baron, Controller
Orckit Communications
Tel: 972 3 696 2121
erezb@orckit.com

Jeffrey Corbin / Lee Roth/Joe Mansi (Investor Relations)
KCSA Worldwide
(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com

ORCKIT

For Immediate Release

ORCKIT COMMUNICATIONS LTD.
REPORTS 2002 SECOND QUARTER RESULTS

Tel Aviv, Israel, July 17, 2002 - Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the second quarter and six months ended June 30, 2002.

Total revenues in the second quarter of 2002 were $17.4 million compared with $37.5 million in the second quarter of 2001. Net loss for the second quarter of 2002 was $2.6 million, or $(0.10) per share, compared with a net loss of $8.9 million, or $(0.39) per share, for the second quarter of 2001. Total revenues for the six months ended June 30, 2002 were $37.3 million compared with $74.3 million for the six months ended June 30, 2001. Net loss for the six months ended June 30, 2002 was $3.9 million, or $(0.16) per share, compared with a net loss of $17.8 million, or $(0.78) per share, for the six months ended June 30, 2001.

Key highlights for the quarter:

- Corrigent – Orckit increased its investment in Corrigent Systems to support sales and marketing efforts for the CM 100 series Resilient Packet Ring (RPR) metro-optical transport products. Product evaluations by telecom carriers are expected to start in the third quarter and OSMINE certification process is due by year-end.
- New Multi Loop Product Initiative – Orckit announced the Multi-Loop product which is based on aggregation of multiple DSL channels into a single higher capacity trunk. It is designed to support "fiber speed" services for transparent LAN, LAN extension and LAN interconnect using existing copper infrastructure where fiber is out of reach.

Commenting on the second quarter results, Orckit's President, Izhak Tamir, said: "Orckit's and Corrigent's latest product introductions address key bottlenecks in telecom networks. These products are expected to emerge as our next generation solutions, replacing the ADSL product line."

(more)

Mr. Tamir continued: "We continue to see growing interest in enhanced packet-based Ethernet solutions for the metro area, supporting extended LAN services. We increased our investment in Corrigent and expect Corrigent to begin in the third quarter trials with its CM-100 series metro-optical transport products."

"Our new Multi-Loop product is being designed to enable cost-effective "fiber speed" services for small and medium-size enterprises (SMEs) over existing copper infrastructure. We have initiated this effort as a technology project and expect to further promote it. Many SMEs need speed now while fiber infrastructure is not available. This solution is expected to become more important in today's capital-constrained environment, as plans for new fiber deployments are delayed. Extensive work with industry-standard committees has begun, supported by a growing need for copper solutions for both long and short reach."

Mr. Tamir concluded: "This being said, we expect future revenues from our ADSL product line to continue a declining trend. Nevertheless, we are optimistic about the growth opportunity that Corrigent and our new Multi Loop product initiative have. In coming quarters Orckit will expand R&D and marketing efforts for these future product launches. Revenues from these efforts are not expected before mid-2003. We expect that by the second half of 2003, the substantial investments we are making will begin to show results."

Conference Call

Orckit Communications will host a conference call on Wednesday, July 17, 2002, at 11:00 a.m. EDT. The call can be accessed by dialing: **1-800-921-9431** in the United States and: **1-973-628-9554** internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1:00 p.m. EDT until, July 19, 2002 at 11:59 p.m. To listen to the replay, please call **1-877-519-4471** in the United States, and **1-973-341-3080** internationally. To access the replay, users will need to enter the following code: **3378763.**

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

(Tables to Follow)

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$ 17,394	$ 37,462	$ 37,269	$ 74,319
Cost of revenues	12,815	29,775	27,650	60,180
Gross profit	4,579	7,687	9,619	14,139
Research and development expenses, net	4,803	5,758	8,623	11,882
Selling, general and dministrative expenses	3,728	3,821	6,771	9,903
Total operating expenses	8,531	9,579	15,394	21,785
Amortization of goodwill		23,354		26,101
Operating loss	(3,952)	(25,246)	(5,775)	(33,747)
Financial income, net	1,379	16,337	1,876	15,992
Net loss	$ (2,573)	$ (8,909)	$ (3,899)	$ (17,755)
Net loss per share - basic and diluted	$ (0.10)	$ (0.39)	$ (0.16)	$ (0.78)
Weighted average number of shares outstanding - basic and diluted	24,596	22,856	24,511	22,689

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,236	$ 39,091
Short-term investments		63,637
Trade receivables	5,885	7,316
Other receivables	17,249	4,493
Inventories	1,345	9,297
Total current assets	44,715	123,834
Long term investments	103,268	30,196
Property and equipment, net	7,091	7,796
Deferred charges	1,211	1,566
Total assets	$ 156,285	$ 163,392
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade payables	$ 12,242	$ 8,803
Accrued expenses and other payables	8,402	11,136
Total current liabilities	20,644	19,939
Long term liabilities:		
Accrued severance pay, net	1,098	252
Convertible subordinated notes	60,591	66,416
Total long term liabilities	61,689	66,668
Total liabilities	82,333	86,607
Shareholders' equity	73,952	76,785
Total liabilities and shareholders' equity	$ 156,285	$ 163,392

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